September 7, 2010

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Research In Motion Limited
Response to comment letter dated August 30, 2010

Dear Mr. Spirgel:

This letter is in response to the comment letter dated August 30, 2010 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Mr. Brian Bidulka, Chief Financial Officer of Research In Motion Limited (the “Company”).

COMMENT:

Form 40-F for the Year Ended February 27, 2010, as Amended

Exhibit 1.2
Audited Consolidated Financial Statements
4.  Cash, Cash Equivalents and Investments, page 17
5.  Fair Value Measurements, page 19

1.
We note your response to comment one from our letter dated July 26, 2010.  It remains unclear to us how investment grade securities, such as government-sponsored enterprise notes, non-U.S. treasury bills and notes, and most recently, corporate bonds, may be deemed cash equivalents that are “readily convertible to known amounts of cash.”  Please explain to us in greater detail why you believe that you have the ability to liquidate these investments.  More specifically, tell us the nature of the liquid markets that you could access to exchange these investments for cash and the manner of liquidation.  Tell us how quickly the trades or liquidations have been or would be settled in cash.  Are you required to wait until maturity to receive cash for any of the aforementioned investments?  If sold prior to maturity date, would there be any loss in the principal or would they sell at par value?  Additionally, could these investments lose value if the credit rating of the issuer is downgraded prior to maturity?

Response:

The Company disclosed the following government sponsored enterprise notes (“GSEN”) and non-U.S. treasury bills as cash equivalents as at February 27, 2010:

Table 1

Investment Category	Number of Securities	Fair Value (US$000’s)	Nature of the Investments	Original Terms	Remaining Terms
GSEN	3	$ 92,272	Farmer Mac, rated AAA	3 to 8 days, weighted average of 3 days	2 to 6 days, weighted average of 2 days
Non-U.S. treasury bills	3	$ 69,957	Canadian federal and provincial treasury bills, rated A-1+	13 to 27 days, weighted average of 11 days	5 to 18 days, weighted average of 6 days

The Company did not hold any corporate bonds that were classified as cash equivalents as at February 27, 2010.

In arriving at the disclosure in Table 1, the Company concluded that each of the investments classified as cash equivalents met the criteria outlined in the glossary of Accounting Standard Codification 230 Statement of Cash Flows.  The principal factors considered in arriving at the conclusion on disclosure and the Company’s ability to readily convert the investments into known amounts of cash are outlined in the paragraphs below.

As depicted in Table 1, the terms of the GSEN and non-U.S. treasury bills are of very short duration and, as such, are highly unlikely to be devalued by a ratings change or a change in interest rates by a reportable amount (the Company’s financial statements and accompanying notes are presented in thousands of U.S. dollars).  More specifically, the original terms represent a weighted average of 3 days for the GSEN and 11 days for the non-U.S. treasury bills as at February 27, 2010.  Further, the respective remaining terms are a weighted average of 2 days and 6 days, respectively further reducing the risk of devaluation and/or a change in the expected amount of cash to be generated from these holdings.  Further, although all debt securities are subject to credit risk (including issuer downgrades), the combination of the very short terms of the investments, the highest available investment ratings and their liquidity, as described below, mitigates the exposure to a decrease in value of the investments and the amount of cash to be realized on disposal of the investments due to a change in the attributes.

Each of the investments listed in Table 1 is considered to be available for sale.  However, the Company’s typical practice is to not dispose of these types of investments prior to their maturity.  Further, it should also be noted that as at February 27, 2010, the Company held approximately $535 million of cash on deposit with various financial institutions.  At this level of available cash, the Company did not have a requirement to dispose of any of the cash equivalents to meet its short-term operational or investment related cash flow requirements.  Finally, for each of these items, the Company did ultimately dispose of the investments at maturity for the anticipated value.

Market Overview - GSEN

The purchase and sale of these investments involves the Company obtaining prices for a security from multiple primary dealers.  The Company has currently identified 18 primary dealers and each dealer holds positions in each of the GSEN securities shown as cash equivalents in Table 1.  These same primary dealers also have an implied obligation to maintain liquidity for these investments, based upon their requirement to provide liquidity for U.S. treasuries.  In all cases, pricing information is readily available for these investments at the time of sale.  If the Company agrees to one of the prices (the most beneficial price for the Company), it will authorize the dealer to execute the trade, the trade will be confirmed by the dealer within minutes of providing the authorization and the transaction will be settled later that same day or within one (1) business day (unlike other securities that settle on a T+3 cycle, GSEN settle on a T+1 cycle).  The Company may, but it is not common practice for these investments, sell the security prior to maturity.  However, under these circumstances, the difference in the proceeds the Company would receive and the cost paid would be de minimis given the short term of the investments.  It is important to note that these investments also carry the implied guarantee of the U.S. government.  As such, the Company considers the market for GSEN to have adequate liquidity to support the transacting of GSEN when required.

Market Overview - Non-U.S. Treasury Bills

The purchase and sale of these investments involves the Company asking for a price for a desired security from multiple investment dealer arms of Schedule I and Schedule II banks1.  The Company has identified 10 dealers for these types of investments.  In all cases, pricing information is available for these investments at the time of sale.  If the Company agrees to one of the prices (the most beneficial price for the Company), it will authorize the dealer to execute the trade, the trade will be confirmed by the dealer within minutes of providing the authorization and the transaction will be settled later that same day or within one (1) business day (no greater than a T+1 cycle).  The Company may, but it is not common practice for these investments, sell the security prior to maturity.
______________________
1 A Schedule I bank is a bank organized or formed under the Bank Act (Canada) that is not a subsidiary of a foreign bank.  A Schedule II bank is a bank organized or formed under the Bank Act (Canada) that is a subsidiary of a foreign bank.

However, under these circumstances, the difference in the proceeds the Company would receive and the cost paid would be de minimis as transactional costs for these investments are minimal and the securities are priced at a discount to face value that reduces with passage of time.  As such, the Company considers the market for the non-U.S. treasury bills to have adequate liquidity to support the transacting of these investments.

*                       *                       *

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (519) 888-7465 with any further questions concerning this response.

Yours truly,

RESEARCH IN MOTION LIMITED

/s/ Brian Bidulka
Brian Bidulka, CA
Chief Financial Officer

cc:	Karima Bawa, Esq., Senior Vice President, Legal
S. Grant Gardiner, Esq., Corporate Secretary and Assistant General Counsel
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, John Richardson, David Kerr and Antonio Viana-Baptista
Bill Demers, Ernst & Young LLP
Boris Pavlin, Ernst & Young LLP
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey Kerbel, Esq., Bennett Jones LLP